February 6, 2025

Jeffrey J. Kapsar
Chief Executive Officer
Mifflinburg Bancorp, Inc.
250 East Chestnut Street
Mifflinburg, PA 17844

        Re: Mifflinburg Bancorp, Inc.
            Registration Statement on Form S-4
            Filed January 10, 2025
            File No. 333-284191
Dear Jeffrey J. Kapsar:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Questions and Answers
What vote is required for the approval of each proposal, page 4

1. Please clarify the percentage vote needed after the voting agreements are taken into account.
Summary, page 12

2. Please revise your disclosure to include the pre-merger and post-merger organizational chart or advise.
 February 6, 2025
Page 2
Risk Factors
Mifflinburg and Northumberland are expected to incur substantial costs related to the merger, page 46

3. Please quantify the various expected costs related to the merger and integration.
The shares of Mifflinburg common stock to be received by Northumberland shareholders as a result of the merger, page 51

4. Please revise this risk factor to include a more particularized discussion of the risks related to the different rights associated with Mifflinburg common stock, similar to the discussion you included on page 164.

Information about Mifflinburg and Mifflinburg Bank
Employees, page 72

5. We note your disclosure that Mifflinburg had 81 employees as of September 30, 2024.
       Please clarify how many of your employees are full-time employees and how many are part-time employees.
The Merger
Background of the Merger, page 104

6. Clarify whether Northumberland management was having conversations with any other institutions about a potential transaction. Also clarify whether the May 2024 lunch conversation was the first recent contact between the two managements to discuss a potential transaction.
7.     Reference is made to the second sentence of the third paragraph on page
106. Clarify
       whether the initial conversion ratio was modeled by Mifflinburg or the result of negotiations.
Mifflinburg's Reasons for the Merger, page 109

8. In the tenth bullet point, please summarize the expected "operating efficiencies and cost synergies".
Material U.S. Federal Income Tax Consequences of the Merger, page 158

9. In the final paragraph on page 160, please remove the statement that the discussion is
       "for general information only".
Comparison of the Rights of Mifflinburg Shareholders and Northumberland Shareholders, page 164

10. Under the "Size of Board of Directors", clarify the number of directors of the combined company.
Exhibit 10.1, page II-2

11. Please correct the link to the Agreement. Please assure that all links are to the proper exhibit.
 February 6, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Victor Cecco at 202-551-2064 or Marc Thomas at 202-551-3452 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Todd Schiffman at 202-551-3491 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Dean H. Dusinberre, Esq.